ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2019
(dollars in thousands)

ASSETS

Cash and cash equivalents	$	48,243
Receivables:		
Fees from AB Mutual Funds		7,747
Due from Parent		14,658
Due from Affiliates		174
Deferred sales commissions, net		36,296
Deferred taxes		2,166
Other assets		573
Total assets	$	109,857

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
Brokers and dealers	$	12,566
Accounts payable and accrued expenses		16,027
Due to affiliates		4,313
Total liabilities		32,906
Commitments and contingencies (*See Note 5*)		—
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding		—
Additional paid-in capital		67,578
Retained earnings		9,373
Total stockholder's equity		76,951
Total liabilities and stockholder's equity	$	109,857

The accompanying notes are an integral part of this financial statement.

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